Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF LOSS PER SHARE OF CLASS A STOCK

THREE MONTHS ENDED MARCH 31,	2008	2007
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC AND DILUTED EPS
Net Loss from continuing operation	$(10,275)	$(4,367)
Net Loss from discontinued operation	$-	$(682)

Net Loss as reported	$(10,275)	$(5,049)

Loss from continuing operation	$(0.18)	$(0.10)
Loss from discontinued operation	-	(0.01)

Loss per Class A Share	$(0.18)	$(0.11)

Weighted average number of shares used in
calculation (in thousands)	57,703	45,772